February 1, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (512) 428-1666

William G. Bock
Senior Vice President of Finance and Administration and
   Chief Financial Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701

       Re: Silicon Laboratories Inc.
             Definitive 14A
             Filed March 14, 2007
             File No. 000-29823

Dear Mr. Bock:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

                 Sincerely,

                 Perry J. Hindin
                 Special Counsel